

March 21, 2012

Via E-mail
Mr. Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

> **RE:** **Celanese Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Form 8-K**
> **Filed January 31, 2012**
> **File No. 1-32410**

Dear Mr. Sterin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1. Business, page 4

Raw Materials and Energy, page 16

1. We note your statement that some of your plants have single sources of supply for their raw materials, and that even if you have multiple sources of supply for a raw material, there are no assurances that these sources can make up for the loss of a major supplier. Please advise whether there are any contracts with suppliers that are material to your business and which should be filed as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Risk Factors, page 17

2. We note your risk factor on page 18 relating to the risks associated with the increased
    volatility in the prices and availability of key raw materials and energy. In future filings,
    please revise this risk factor to provide specific examples of how changes in the pricing or
    availability of such raw materials and energy have impacted the operation of your business,
    including discussing any specific material impact on operating results. To the extent
    applicable and material, your revised risk factor should include a discussion of the recent
    increase in availability of, and decrease in price of, natural gas. Please also revise the
    subheading to state the specific risk(s) that you face from the volatility in the price and
    availability of raw materials and energy.

Management's Discussion and Analysis, page 35

Results of Operations, page 38

3. We note that in your year over year discussion for each of your segments you provide a
    general description of the factors that resulted in the changes to your line items, but that you
    do not quantify such factors and in certain cases do not provide an adequate description of
    the reasons for such changes. For example, in discussing the reasons for the increase in net
    sales for the Advanced Engineering Materials segment, you list multiple factors driving the
    increase, but do not quantify such factors. Further, we note specifically that in your
    discussion for each segment you cite the impact of changes in pricing and volume, but do not
    quantify the impact of such changes or provide a full description of the drivers of such
    changes. For example, in your discussion of the Acetyl Intermediates segment, you note that
    volume decreased due to outages at the Nanjing facility and "industry destocking."
    However, we note that in your earnings call for the fourth quarter of 2011 you provide
    additional information about the destocking, including an explanation that the industry
    destocking was the result of the weakened European economy, which in turn led to "acute
    inventory destocking" in the Acetyl Intermediates supply chain, and that you also quantify
    the effects of such destocking. We also note that for each segment you state that higher raw
    material and energy costs impacted operating profit, but that you do not quantify the impact
    or disclose which specific raw material and energy costs impacted operating profits. Given
    the notable impact of raw material and energy prices on your overall financial results, this
    section should provide a comprehensive discussion of any material impact driven by changes
    in such costs. Please note that Management's Discussion and Analysis should analyze the
    reasons underlying changes in line items and quantify such reasons, where practicable.
    Further, this section should specifically identify and address key variables and other
    qualitative and quantitative factors which are unique to you and necessary for an
    understanding and evaluation of your company. Please revise your Management's
    Discussion and Analysis in your future filings to provide the requisite analysis. Please
    provide us with draft disclosure showing how you will present this analysis. See Item 303 of
    Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources

Cash Flows, page 53

Net Cash Provided by Operating Activities, page 53

4. You indicate that the increase in cash provided by operations was partially offset by the impact of increases in trade working capital. With reference to the components of your working capital, please expand upon this statement in future filings to address the underlying reasons for increases in your trade receivables, inventory and decrease in your other payables. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Notes to the Financial Statements

General

5. We note that you impaired certain of your long-term assets during 2011, 2010 and 2009. In future filings, please disclose the fair value of the assets impaired as well as the other disclosures required by ASC 820-10-50-5. Please show us in your supplemental response what the revisions will look like in future filings.

Note 15. Environmental, page 110

U.S. Superfund Sites, page 112

6. We note that with regard to the Lower Passaic River Study Area, the EPA issued a draft study in 2007 that evaluated alternatives for early remedial action of a portion of the river at an estimated cost of $900 million to $2.3 billion. Given that the EPA has not finalized its study and the Remedial Investigation/Feasibility Study is still ongoing, you do not believe that remedial costs can be reliably estimated at this time. Please address the nature of the draft study such that, given your ability to estimate your contribution of 1% to 2% you cannot reliably estimate your portion of the remedial costs.

Note 18. Income Taxes, page 116

7. It appears that (i) you generate a significant amount of income from continuing operations before income taxes and equity in net earnings of affiliated companies from locations outside of the United States, (ii) a significant portion of your provision (benefit) for income taxes is composed of non-U.S. amounts, and (iii) the difference between income tax provision as calculated using the U.S. statutory rate and your effective tax rate is due, in part to adjustments related to foreign income. Please tell us what countries comprise a material

amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax.

Note 23. Commitments and Contingencies, page 131

8. You refer to a possible loss in your disclosures for various matters. It is not clear if you are referring to a reasonably possible loss as defined by ASC 450-20-20. Please further clarify your disclosures by using terms consistent with ASC 450. Please show us in your supplemental response what the revisions will look like in future filings.

9. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for the demerger and divestiture obligations disclosed on page 134, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. For any matters in which you are unable to estimate the reasonably possible loss or additional loss, including the Commercial Actions matter disclosed on page 132 and the Squeeze-Out claims disclosed on page 133, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please show us in your supplemental response what the revisions will look like in future filings.

Note 25. Segment Information, page 135

10. On page 58, you indicate that your operating business segments have been designated as your reporting units and included Advanced Engineered Materials, Acetate Products, Nutrinova, Emulsions, Celanese EVA Performance Polymers (formerly AT Plastics) and Acetyl Intermediates businesses. We further note that your Consumer Specialties reportable segment includes your Acetate Products and Nutrinova businesses and your Industrial Specialties reportable segment includes your Emulsions and EVA Performance Polymers businesses. In this regard, please address the following:
  - Please clearly disclose that you have aggregated operating segments for purposes of determining your reportable segments. Refer to ASC 280-10-50-21(a). Please show us in your supplemental response what the revisions will look like in future filings; and
  - For each reportable segment which includes aggregated operating segments, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment. Please provide us the sales and gross profit

information for each operating segment along with any additional key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36.

Note 27. Plant Relocation, page 139

11. Under your agreement with the Frankfurt, Germany Airport, you were to be paid a total of 670 million Euros over a five-year period to offset costs associated with the transition of operations from your current location and the closure of the Kelsterbach plant. Please address the following:

- Please disclose the carrying value of the all the assets associated with the Kesterbach plant operations that will be transferred to the Frankfurt, Germany airport upon transfer of title;
- Please clarify when you expect the title to transfer;
- As disclosed in Note 17 on page 114, we note that you have recognized $47 million, $26 million and $16 million of costs associated with the transition of operations from its current location and the closure of the Kesterbach operations. We also note you recognized lease buyout costs and employee termination benefits. With reference to the terms of the settlement agreement, please clarify why some of the proceeds you received were not recognized to offset these costs;
- Please reconcile the $892 million deferred proceeds included in your noncurrent other liabilities as presented in Note 12 on page 94 with the $907 million deferred proceeds included under the column "total from inception through December 31, 2011"; and
- Please identify the authoritative literature you relied on to account for the settlement agreement.

Exhibit 23.4

12. The Independent Auditors' Report on page 2 of Exhibit 99.2 is dated February 8, 2012. The consent included in Exhibit 23.4 refers to a report date of February 10, 2012. Please have your auditors provide a revised consent which refers to the appropriate report date. Please provide the consent in an amendment to your Form 10-K.

<u>Form 8-K Filed on January 31, 2012</u>

<u>Exhibit 99.2</u>

13. In regards to your presentation of adjusted free cash flow, please ensure that you discuss all material limitations of your measurement. For example, there may be some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of adjusted free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Nudrat Salik
   for
Rufus Decker
Accounting Branch Chief